SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               For 27 January 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Bank of Ireland
27 January 2004

Bank of Ireland - UK Financial Services Investor Meeting, London 27 January
2004.

Bank of Ireland is hosting an investor meeting today from 2.15 - 5.45pm. The meeting will cover the operations of the Bank of Ireland Group's UK Financial Services Division (UKFS) and will also provide an update on the recently announced Bank of Ireland Group Joint Venture with the UK Post Office.

The UKFS Investor Meeting will be broadcast live on our website from 2.15pm, with an archived version available later this evening. You will need to register your details (name, company name) in advance of the Webcast. You can register now at www.bankofireland.ie.

A dial-in facility will also be available from 2.15pm today and replayed until 3 February 2004.

Please note that you will be required to register when you dial in, so we recommend that you dial in 5 minutes prior to the start. The meeting is due to last approx 3.5 hours and you will be in 'listen only' mode.

Telephone Numbers:

UK Dial In Number:   0 800 279 9640

US Dial In Number:   1 866 850 2201

Irish Dial In Number:   1 800 992 779

General International Number:  +44 (0) 207 784 1004

Replay Numbers (available to 3 February 2004):

UK Replay Number:   0 800 559 3271

US Replay Number:   1 866 239 0765

Irish Replay Number:   +353 (0) 1 2337101

General International Number:  +44 (0) 207 784 1024

Replay Passcode:   794686#


For further information:

Fiona Ross - Head of Group Investor Relations

+353 (0) 1 6043501


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 27 January 2004